SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: October 16, 2007

Press Release

For Immediate Release

OTI PROVIDES CONTACTLESS PAYMENT READERS TO SUPPORT UK
CONTACTLESS PROGRAM

Initial Deliveries of Approximately 10,000 Contactless Readers Supporting EMV Payments

Fort Lee, New Jersey– October 16, 2007 – On Track Innovations Ltd. (OTI) (NASDAQ-GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for payments, petroleum payments, homeland security and other applications, announced today that it has been selected to provide the contactless readers for a rollout by major United Kingdom issuers of a contactless payment program. The contactless payment program in London was launched in September as another stage in the rollout of contactless payment products. It is expected that by year end, the UK issuers will issue contactless debit and credit cards to customers who live or work in the London roll-out area. Contactless payment is ideal for small value purchases such as newspapers, sandwiches, take-away coffees and greetings cards.

OTI is delivering its Saturn 6000 contactless reader which is integrated with existing terminals in the field and will be installed in different outlets. The Saturn 6000 was designed with channel partners in mind. Its unique platform of comprehensive and modular firmware, allow for fast, efficient and cost effective integration with terminals, resulting in secure contactless EMV transactions. The Saturn 6000 presents the leading cost-to-performance contactless reader in the market today offering a superior up-to-date product with a large LCD display, multiple configuration options, built-in encryption and security features, and exceptionally fast transaction speed. Certified by both MasterCard and VISA, OTI’S Saturn 6000 exceeds the contactless EMV requirements.

Oded Bashan, Chairman & CEO of OTI said “We are proud to have been selected to support the UK contactless payment rollout. The Saturn 6000 and our involvement in the UK contactless payment rollout provide an example of our leading-edge superior products suitable for the global contactless markets providing solutions for both EMV markets and the US market on a single technology platform. Our new state of the art manufacturing facility in Germany, combined with experienced teams in our offices in Europe, excellent R&D resources and OTI’s know-how, provide our partners and customers with a second to none value proposition.”

About OTI
Established in 1990, OTI (NASDAQ-GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as our belief that demand is growing in the contactless reader market and our position regarding the superiority of the Saturn 6000. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2006, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise provided by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations:
Galit Mendelson	Miri Segal
Director of Corporate Communications	Strategic Growth International
201 944 5200 ext. 111	212 838 1444
galit@otiglobal.com	msegal@sgi-ir.com